BLUE EARTH, INC.

2298 Horizon Ridge Parkway, Suite 205

Henderson, Nevada 89052

May 13, 2015

Mara L. Ransom, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Blue Earth, Inc.

Registration Statement on Form S-3

Last Filed May 11, 2015

File No. 333-202973

Dear Ms. Ransom:

The Company respectfully withdraws the acceleration request dated May 12, 2015 for the above-captioned Registration Statement.

BLUE EARTH, INC.

By:

/s/ Johnny R. Thomas

Johnny R. Thomas

Chief Executive Officer